I, Leigh Isaacson, certify that:

(1) the financial statements of Dig Dates, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Dig Dates, Inc. included in this Form reflects accurately the information reported on the tax return for Dig Dates, Inc. filed for the fiscal year ended 12/31/2017.



Leigh Isaacson
CEO

10/28/18

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.